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                                  Exhibit 20.1

For Immediate Release


EXCEL COMMUNICATIONS, INC. NAMES BRINKER INTERNATIONAL CHIEF EXECUTIVE OFFICER RON McDOUGALL TO BOARD OF DIRECTORS

Dallas, TX, August 21, 1996-- Kenny A. Troutt, Chairman and Chief Executive Officer of EXCEL Communications, Inc. (NYSE: ECI) today announced the appointment of Ron McDougall, President and Chief Executive Officer of Brinker International (NYSE: EAT) to EXCEL's Board of Directors.

Mr. McDougall is the first outside director appointed to the Board since EXCEL went public on May 9, 1996. Announcing the appointment, Chairman and Chief Executive Officer Kenny Troutt said, "We are honored to welcome Ron McDougall to EXCEL's Board of Directors. Ron brings a wealth of management experience with young, high-growth companies. His reputation for innovative and creative leadership, as well as solid business principles, is widely respected in the service industry."

McDougall began his professional career in management at Procter and Gamble in 1967. His experience includes senior management positions at Sara Lee and The Pillsbury Company. In 1974, McDougall joined Steak & Ale Restaurant Corporation as Senior Vice President of Marketing and Strategic Development, where he was instrumental in creating the Bennigan's Restaurant concept.

In 1983, McDougall joined Brinker International as Executive Vice President, and in 1986, he was named President and Chief Operating Officer to help guide the company through a period of rapid, but orderly evolution and expansion. In 1995, he was elected CEO of the company.

McDougall received his BBA and MBA degrees from the University of Wisconsin and completed Advanced Management Programs at Harvard University's Graduate School of Business. His honors included selection as a MUFSO Gold Chain Winner in 1991, as well as Restaurants and Institutions' 1993 Executive of the Year.

Brinker International currently operates more than 600 restaurants across the U.S. and internationally. The company's portfolio of restaurant concepts includes Chili's Grill & Bar, Romano's Macaroni Grill, On The Border, Cozymel's, Maggiano's Little Italy, the Corner Bakery and Eatzi's Market & Bakery. Brinker International estimates systemwide revenues for fiscal 1997 will exceed $1.7 billion.

Founded in 1988, EXCEL Communications, Inc. is the fourth largest provider of residential long-distance phone service in the U.S. with 3.8 million residential and small business subscribers. The Company offers its subscribers a variety of long-distance and value-added services including residential service, commercial service, 800 service, international service and calling cards. The Company's services are marketed nationwide exclusively through a network of independent representatives.


Contact: Sheila M. Durante
Public Relations Manager
214/863-8431 or

Mary Bell
Investor Relations Manager
214/863-8730